SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2019

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(the “Company”)

Extract of the Minutes of the Meeting of the Board of Directors

held on December 2nd, 2019 drawn up in summary form

1.           Date, Time and Venue: On December 2nd, 2019, starting at 9:30 a.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor.

2.           Call and Attendance: Call notice duly made pursuant to the Company’s bylaws. Meeting with attendance of Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito, copresidents, and Messrs. Milton Seligman, Roberto Moses Thompson Motta, Luis Felipe Pedreira Dutra Leite, Cecilia Sicupira, Antonio Carlos Augusto Ribeiro Bonchristiano, Marcos de Barros Lisboa and Nelson José Jamel. Justified absence of Mr. José Heitor Attilio Gracioso.

3.           Presiding Board: Chairman: Victorio Carlos De Marchi; Secretary: Leticia Rudge Barbosa Kina.

4.           Resolutions: After the board members asked all questions deemed necessary and were provided with the appropriate clarifications, the board members in attendance resolved unanimously and without any objections:

4.1.         Preparation of an Extraordinary Balance Sheet. To determine, pursuant to Section 40, Paragraph 1 of the Company’s by-laws, the preparation of an extraordinary balance sheet as of November 30, 2019.

4.2.         Distribution of interest on own capital. To approve the distribution of interest on own capital (“IOC”) of R$ 0.4906 per share of the Company, which shall be deducted from the results of the 2019 fiscal year, based on the Company’s extraordinary balance sheet dated as November 30, 2019, and shall be attributed to the minimum mandatory dividends for 2019. The distribution of IOC shall be taxed pursuant to applicable law, which shall result in a net distribution of IOC of R$ 0.4170 per share of the Company.

4.2.1. The aforementioned payment shall be made as from December 30, 2019 (ad referendum of the Annual Shareholders’ Meeting), considering the shareholding position on December 19, 2019, with respect to B3 S.A. - Brasil, Bolsa, Balcão, and December 23, 2019, with respect to the New York Stock Exchange - NYSE, without any monetary adjustment. The shares and ADRs shall be traded ex-IOC as from and including December 20, 2019.

4.3          Change in the Company’s Board of Executive Officers. According to article 21, letter “d”, of the Company’s bylaws, to approve, replacing Mr. Fernando Maffessoni, effective as January 1st, 2020: (i) the election of Mr. Eduardo Eiji Horai, Brazilian citizen, computer scientist, bearer of the identity card RG No. 43728085 (SSP/SP) and enrolled with the Individual Taxpayers’ Registry under No. 319.022.918-08, with office in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, as Chief Information Technology Officer, with a term of office until December 31st, 2021; and (ii) the election of Mr. Fernando Mommensohn Tennenbaum, Brazilian citizen, production engineer, bearer of the identity card RG No. 18.433.610-7 (SSP/SP) and enrolled with the Individual Taxpayers’ Registry under No. 245.809.418-02 with office in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, as Chief of Shared Services Officer, with a term of office until December 31st, 2021, cumulating the positions of Chief of Shared Services Officer with his current position as Chief Financial and Investor Relations Officer until further decision of the board of directors. Mrs. Eduardo Eiji Horai and Fernando Mommensohn Tennenbaum will be vested in their positions of Chief Information Technology Officer and Chief of Shared Services Officer, respectively, on January 1st, 2020, upon the execution of the instrument of investiture in the proper book, at which time they will execute a statement confirming that there is no impediment to their election, as provided by law.

Minutes of the Meeting of the Board of Directors of Ambev S.A. held on December 2nd, 2019.

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4.3.1. New Board of Executive Officers Composition. Considering the above resolution, the Company’s Board of Executive Officers shall have the composition set forth in Exhibit I as of January 1st, 2020, all of the Executive Officers with an unified term of office until December 31st, 2021.

5.           Closure: With no further matters to be discussed, these Minutes were drawn up and duly executed after read and approved by all the board members in attendance.

São Paulo, December 2nd, 2019.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Nelson José Jamel	/s/ Milton Seligman
/s/ Roberto Moses Thompson Motta	/s/ Luis Felipe Pedreira Dutra Leite
/s/ Cecília Sicupira	/s/ Antonio Carlos Augusto Ribeiro Bonchristiano
/s/ Marcos de Barros Lisboa	/s/ Leticia Rudge Barbosa Kina Secretary

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Minutes of the Meeting of the Board of Directors of Ambev S.A. held on December 2nd, 2019.

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EXHIBIT I

Board of Executive Officers Composition as of January 1st, 2020

(term of office unified until December 31st, 2021)

(i) Mr. Jean Jereissati Neto, as “Chief Executive Officer and Chief Sales and Marketing Officer”; (ii) Mr. Fernando Mommensohn Tennenbaum, as “Chief Financial, Investors Relations and Shared Services Officer”; (iii) Mr. Ricardo Morais Pereira de Melo, as “Chief People Officer”; (iv) Mr. Eduardo Braga Cavalcanti de Lacerda, as “Chief Soft Drinks Officer”; (v) Mr. Maurício Nogueira Soufen, as “Chief Industrial Officer”; (vi) Mr. Paulo André Zagman, as “Chief Logistics Officer”; (vii) Mrs. Leticia Rudge Barbosa Kina, as “Chief Legal Officer”; (viii) Mr. Ricardo Gonçalves Melo, as “Chief Corporate Affairs and Compliance Officer”; (ix) Mr. Rodrigo Figueiredo de Souza, as “Chief Procurement Officer”; and (x) Mr. Eduardo Eiji Horai, as “Chief Information Technology Officer”.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2019

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer